CLARIFICATION LETTER FOR
MANAGEMENT AGREEMENT

TO:

New Frontiers Advisory Group, LLC

23611 Chagrin Blvd., Ste. 280

Beachwood, OH 44122

Dear Sirs:

You and New Frontiers Trust (the “Trust”) are parties to a Management Agreement, dated as of January 20, 2011, with respect to the New Frontiers KC India Fund (the “Fund”), a series of the Trust.  Pursuant to the Management Agreement, in exchange for the services described in the Management Agreement and your agreement to pay the operating expenses of the Fund, subject to certain exceptions described in the Management Agreement, the Trust has agreed to pay you a monthly fee based on the net assets of the Fund.

This letter is intended to clarify certain matters with respect to the Management Agreement. By acknowledging this letter below, you acknowledge that you agree with the clarifications in this letter and that these clarifications do not amend, delete from, add to or otherwise change the terms set forth in the Management Agreement.

You understand that you are to pay any expenses of the Fund that you are obligated to pay as described in the Management Agreement (an “Advisor Obligation”) within 30 days of the date on which the Advisor Obligation is presented to you for payment.  You further acknowledge that, in the event that you do not pay any Advisor Obligation within such 30-day period, you will immediately notify in writing the Trust’s Chief Compliance Officer, the Fund’s Accountant and the Trust’s legal counsel of the non-payment and include with the notice a copy of any documentation related to the unpaid Advisor Obligation.  Additionally, you agree that in the event that the Fund elects to pay any Advisor Obligation, the Fund shall be entitled to offset such amount from the compensation otherwise owed to you under the Management Agreement.

In addition, this letter clarifies that the third paragraph of Section 3 of the Management Agreement is intended to entitle you to reimbursement only for expenses advanced by you that are not Advisor Obligations.

If you are in agreement with the foregoing understanding of the provisions of the Management Agreement, please sign the form of acknowledgement on the accompanying counterpart of this letter and return such counterpart to the Trust, whereupon this letter shall become a binding agreement upon the date thereof and shall continue in effect until the expiration or termination of the Management Agreement.

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Yours very truly,

New Frontiers Trust

Dated: as of February 11, 2011

/s/ Rakesh Mehra

Rakesh Mehra

President

ACKNOWLEDGED:

The foregoing Agreement is hereby acknowledged.

New Frontiers Advisory Group, LLC

Dated: as of February 11, 2011

/s/ Rakesh Mehra

Rakesh Mehra

Managing Member